UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

The press releases attached to this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Orckit Announces Receipt of Nasdaq Delisting Notice; Intends to Request Hearing to Appeal Decision, dated January 9, 2012.

Exhibit 99.2	Press Release: Orckit Announces Agreement in Principle with its Series A Note Holders, dated January 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        ORCKIT COMMUNICATIONS LTD.

Date: January 9, 2012                                                                           By: /s/ Adam M. Klein__________
              Adam M. Klein for Izhak Tamir,
              President, pursuant to   authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Orckit Announces Receipt of Nasdaq Delisting Notice; Intends to Request Hearing to Appeal Decision, dated January 9, 2012.
99.2	Press Release: Orckit Announces Agreement in Principle with its Series A Note Holders, dated January 9, 2012.